Mail Stop 4561

      August 10, 2005


By U.S. Mail and Facsimile to (713) 221-1576

Tyson T. Abston
President
Guaranty Bancshares, Inc.
100 W. Arkansas
Mt. Pleasant, Texas 75455

Re:	Guaranty Bancshares, Inc.
	Schedule 13E-3 filed July 11, 2005
	File No. 005-55603
	Preliminary Proxy Statement on Schedule 14A
	File No. 000-24235

Dear Mr. Abston:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for
GB Facilitation and the other Guaranty affiliates since you have included them as filing persons. This includes, but is not limited to, its purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release
No. 34-17719 (April 13, 1981).

Preliminary Proxy Statement on Schedule 14A

2. Please revise the proxy statement to clarify that it is in preliminary form.

3. We note that you have not yet included your proxy card in your filing. Please file your proxy card in preliminary form with your revised proxy statement. Your filed proxy card should comply with Rule 14a-6(e)(1) of the proxy rules.

Cover Page

4. Eliminate the use of defined terms on the cover page and in the forepart of the document.

5. Disclose here or in the letter to shareholders that management owns 32% of the voting stock and whether they have indicated how they will vote.

6. Disclose prominently here or in the letter to shareholders that dissenters` rights are available to shareholders who perfect dissenters` rights.

Summary Term Sheet, page 1

General

7. Substantially revise the summary term sheet to limit it to a brief description in bullet point format of the most material terms of the transaction, such as each filing person`s fairness determination with respect to each group of unaffiliated shareholders. Consider putting the fairness section on page 1 or 2. Also, revise to eliminate overlap with the Q&A and to order the disclosure so that the information of most interest to shareholders appears before other information. The Q&A could be limited to procedural matters relating to the shareholders meeting. Refer to Item 1001 of Regulation M-A.
8. Please revise to more prominently identify the other filing parties engaged in this transaction. In this regard, you should clarify that the executive officers and directors of Guaranty and GB
Facilitation are affiliates engaged in the transaction and filing persons on the Schedule 13E-3. Also, revise to summarize the interests of your executive officers and directors in the merger and emphasize any interests that differ from the unaffiliated security holders.

9. We note that Guaranty has in the past paid dividends on a fairly regular basis. Given that some unaffiliated shareholder will continue to own an equity stake in the company going forward, discuss in the
Summary Term Sheet section the impact of the merger on its ability or future intent to pay dividends.

What You Will Receive in the Merger, page 1

10. Expand the discussion of how you may aggregate shares for purposes of determining who will be cashed out in the merger. Explain the basis upon which such determination will be made, and note whether shareholders may have a say in your decision. We note the disclosure later in the proxy statement on page 8, which seems to imply that you will not generally aggregate.

Fairness of the Transaction, page 4

11. In the Summary Term Sheet, provide a statement as to all other filing person`s belief as to the fairness of the merger to unaffiliated shareholders.

Proposed Amendment to Articles of Incorporation, page 4

12. Expand this section to briefly discuss the parameters of the company`s right of first refusal on share transfers. That is, discuss the thirty-day notice period shareholders will be required to provide, and the fact that the price to be paid by the company will be set by a third party other than the shareholder.

Shares Entitled to Vote; Quorum and Vote Required, page 5

13. Please revise to also disclose the number and percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction. Also, note that officers and directors who hold shares have stated they intend to vote in favor of the merger.

A Warning About Forward Looking Statements, page 6

14. We note your reference to the Private Securities Litigation
Reform Act. Section 27A(b)(1)(E) of the Securities Act of 1933 and
Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Please revise.

15. Expand the statement regarding updating to clarify that you have a duty to update this document to reflect a material change in information previously disclosed, as required by Rule 13e-3(d)(2) and
(e)(2).

Q&A, page 7

May I Vote in Person, page 8

16. The second sentence in this section doesn`t appear to belong here, where you are discussing voting in person. Moreover, it confuses the issue of the effect of attending the meeting and voting in person for those who have previously submitted a proxy. Please delete or revise.

Special Factors, page 10

Purpose and Reasons for the Merger, page 10

17. We note the disclosure in the third paragraph on page 10 and in the last paragraph on page 43. Clarify the company`s reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

18. We note that the estimated costs of securities law compliance is
$350,000. To the extent practicable, please quantify your current costs.

Background of the Merger, page 13

19. We refer you to the oral report presented by Hoefer & Arnett valuing your shares on June 7, 2005. Provide us, with a view toward disclosure, with a summary of this oral report to the Staff. To the extent material differences exist between these oral reports valuing your shares and the report received from Hoefer & Arnett as of May 17, 2005, your information statement should summarize the differences. Note that Item 1015 of Regulation M-A encompasses both oral and written reports that are materially related to this transaction. Also, please confirm that you have filed all written reports as exhibits to your Schedule 13E-3. Refer to Item 1016(c) of
Regulation M-A.

Recommendation of the Board of Directors; Fairness of the Merger
Proposal, page 16

20. We refer you to the discussion of earnings on page 18. In particular, we note that you disclose that the board considered the reported net income for the three years ended December 31, 2002,
2003
and 2004 and Guaranty`s earnings for the first three months of 2005.
Please expand this disclosure to more clearly explain and discuss how these factors contributed to the board`s fairness determination.

21. You disclose that the board did not distinguish between transactions in your common stock involving directors and executive officers and those not involving such persons. The meaning of this statement is not clear. Please expand to disclose the basis for the board`s determination not to differentiate these transactions. That is, were these transactions by affiliates somehow different from those conducted between other shareholders? If so, why should they be discounted?

Opinion of Independent Financial Advisor, page 20

22. Briefly explain why Hoefer & Arnett used these methodologies for valuing the company, as opposed to other available means of determining the fairness of the transaction to Guaranty`s unaffiliated security holders.

23. Please expand your disclosure for each methodology to discuss the meaning of each range and how they impact or relate to the determination that the transaction is fair. In this regard, explain in narrative form what each analysis is intended to show and how it supports Hoefer & Arnett`s conclusion.

24. We note that Hoefer & Arnett`s independent valuation report provided that the fair value of the common stock was $24.00 per share. In view of the fact that Hoefer & Arnett utilized a number of different valuation methods, explain how it derived the ultimate value of $24.00 per share. Your expanded disclosure should address the fact that some of the valuation methodologies include ranges with higher and lower implied values per share.

25. We note that Hoefer & Arnett conducted an analysis of publicly-traded banking organizations. Expand the disclosure to identify the companies that were compared in this analysis and explain the basis for Hoefer & Arnett`s belief that the companies are comparable.

26. We note the statement that the fairness opinion is for the use and benefit of the board of directors. Please revise to avoid the implication that the opinion cannot be relied upon by investors of the company.

27. Please disclose the financial projections and underlying assumptions of the company that were supplied to Hoefer & Arnett and used to formulate its opinion. We note the statements made in the second paragraph on page 21 regarding public disclosure. We also note the projections in exhibit (c) (ii) of your Schedule 13E-3. To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.



Effects of the Merger on Shareholders Generally, page 25

28. Please revise to ensure that you include a materially complete discussion of the detriments of the merger to your security holders.
See Instruction 2 to Item 1013 of Regulation M-A. For example, it appears that one of the adverse effects of the merger will be that unaffiliated security holders who will be cashed-out must surrender their shares involuntarily in exchange for a cash price determined by the board. Therefore, security holders will not have the right, as a result of the merger, to dispose of their shares at a time and for a price of their choosing. Please revise the body of your disclosure and your summary term sheet to address this and any other detrimental effects of this transaction on your security holders.

Interests of Executive Officers and Directors in the Merger, page
28
29. Please confirm that your affiliates, including your directors and/or executive officers, will not receive any compensation or benefits as a result of this transaction, that will differ from your unaffiliated security holders. Also, confirm that your directors and executive officers will not be compensated any differently following this merger and that there will not be any material alterations to any agreement with your executive officers that will be favorable to them.

Material U.S. Federal Income Tax Consequences, page 29

30. Please remove the reference that this discussion "is only for general information." Security holders are entitled to rely upon the discussion.

31. Describe the federal income tax consequences of the Split
Transaction on the Company. See Item 1013(d) of Regulation M-A.

Where you Can find More Information, page 54

32. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please remove the last paragraph beginning on page 54 and ending on the top of page 55.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

						Sincerely,



Jessica Livingston
Senior Counsel


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Guaranty Bancshares, Inc.
Tyson T. Abston
August 10, 2005
Page 7